Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Gamida Cell is an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. We have leveraged our nicotinamide, or NAM, cell expansion technology platform to develop a pipeline of products designed to address the limitations of cell therapies. Our proprietary technology allows for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, providing a treatment alternative for patients.

Our most advanced product candidate, omidubicel, is an investigational advanced cell therapy designed to expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant. Gamida Cell completed patient enrollment in a pivotal Phase 3 clinical trial in 125 patients with various hematologic malignancies. Topline data from the study demonstrated that the median time to neutrophil engraftment was 12 days for patients randomized to omidubicel compared to 22 days for the comparator group (p<0.001). Neutrophil engraftment is a measure of how quickly the stem cells a patient receives in a transplant are established and begin to make healthy new cells, and rapid neutrophil engraftment has been associated with fewer infections and shorter hospitalizations. The data from the Phase 3 study are consistent with results from our multi-center, Phase 1/2 study in 36 patients with advanced hematologic malignancies which were published in the Journal of Clinical Oncology in December 2018. Based on the results of our Phase 1/2 clinical trials, we received Breakthrough Therapy Designation for omidubicel in the United States from the U.S. Food and Drug Administration, or the FDA. Furthermore, we received orphan drug designation from both the FDA and the European Medicines Agency.

We are also developing omidubicel for the treatment of other rare, life-threatening hematologic diseases, including severe aplastic anemia, a bone marrow failure disease, which is currently being investigated in a Phase 1/2 trial sponsored by the National Institutes of Health. In addition, we have applied our NAM cell expansion technology to natural killer cells, to develop our product candidate, GDA-201, an investigational cancer immunotherapy now being evaluated in a Phase 1 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma. Data from the first 25 patients in this study demonstrated that GDA-201 was clinically active and generally well tolerated. Among the eleven patients with NHL, seven patients achieved a complete response and one patient achieved a partial response.

We have incurred significant net losses since our formation in 1998. Our net losses were $25.7 million and $15.1 million for the six months ended June 30, 2020 and 2019. As of June 30, 2020, our accumulated deficit was $229.2 million. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	continue the clinical and preclinical development of our product candidates;

●	file a Biologics License Application seeking regulatory approval for any of our product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any products for which we obtain regulatory approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure, including construction of our Kiryat Gat manufacturing facility, to support our research and development and commercialization efforts;

●	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

To continue to fund our operations, we expect to continue to raise capital. We may obtain additional financing in the future through the issuance of our ordinary shares, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that our current total existing funds will be sufficient to fund our operations into the second half of 2021. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenue adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Components of Results of Operations

Revenue

We do not currently have any products approved for sale and, to date, we have not recognized any revenue. In the future, we may generate revenue from a combination of product sales, reimbursements, up-front payments and future collaborations. If we fail to achieve clinical success or obtain regulatory approval of any of our product candidates in a timely manner, our ability to generate future revenue will be impaired.

Research and development expenses, net

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Our research and development expenses, net of grants from the Israel Innovation Authority, or IIA, consist primarily of:

●	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;

●	expenses incurred under agreements with third parties, including CROs, subcontractors, suppliers and consultants, preclinical studies and clinical trials;

●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials; and

●	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if we can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale; our intention to complete the intangible asset and use or sell it; our ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and our ability to measure reliably the expenditure attributable to the intangible asset during its development. Since our development projects are subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

Through June 30, 2020, we have received grants of approximately $31.9 million in the aggregate from the IIA for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties, at the rate of between 3% to 4% on all our revenue, up to a limit of 100% of the amounts of the U.S. dollar-linked grants received, plus annual interest calculated at a rate based on 12-month LIBOR. We have not paid any royalties to the IIA to date.

The United Kingdom’s, Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, which will also continue to apply to us following the repayment in full of the amounts due to the IIA. The Innovation Law restricts our ability to manufacture products and transfer technologies outside of Israel and may impair our ability to enter into agreements that involve IIA-funded products or know-how without the approval of the IIA. Any approval, if given, will generally be subject to additional financial obligations by us. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us, together with interest and penalties as well as expose us to criminal proceedings.

In June 2017, new rules, or the Licensing Rules, were published by the IIA allowing a grant recipient to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of the IIA and payment of license fees, calculated in accordance with the Licensing Rules. The amount of the license fees is based on various factors, including the consideration received by the licensor in connection with the license, and shall not exceed six times the amount of the grants received by the grants recipient (plus accrued interest) for the applicable know-how being licensed. In certain cases, such as when the license consideration includes nonmonetary compensation or when a “special relationship” exists between the licensor and licensee (e.g., when a party controls the other party or is the other party’s exclusive distributor), or when the agreed upon consideration does not reflect, in the IIA’s opinion, the market value of the license, the IIA may base the value of the transaction on an economic assessment that it obtains for such purpose. See “Taxation – Material Israeli Tax Considerations” for more information.

Government grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing revenue. If no such economic benefits are expected, the grants are recognized as a reduction of the related research and development expenses.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

These research and development costs include share-based compensation and other employment costs, regulatory, quality assurance and intellectual property costs. The costs incurred in research and development expenses are to advance the development of our product candidates and preclinical research and development programs. A substantial majority of our research and development expenses are related to the development of omidubicel.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Commercial activities

Commercial activities consist primarily of personnel costs, including share-based compensation, related to executive and commercial functions, and external consulting service fees.

We anticipate that our commercial activities will increase in the future following successful BLA for omidubicel as we will increase our commercial headcount and infrastructure to support commercialization of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and administrative functions, facility costs and external professional service costs, including legal, accounting and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, executive compensation, and other customary costs associated with being a public company.

Finance income (expenses), net

Finance income (expenses), net, is calculated by subtracting our financing expense from our financing income, and adding or subtracting the gain or loss, as applicable, that we have realized due to revaluation at fair value of warrants and the IIA royalty-bearing grants liability, offset by interest income from deposits and marketable securities.

Income taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $135.5 million (including capital losses of $0.5 million) as of December 31, 2019, in addition, the US subsidiary has net operating losses carryforward of $4.5 million for the federal tax purposes as of December 31, 2019. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. As of June 30, 2020, we did not recognize deferred tax assets for carryforward losses because their utilization in the foreseeable future is not probable.

Analysis of Results of Operations

Comparison of the six months and three months ended June 30, 2020 and 2019

The following table summarizes our results of operations for the six months and three months ended June 30, 2020 and 2019:

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
	(unaudited, in thousands)		(unaudited, in thousands)
Operating Expenses:
Research and development expenses, net(1)	$17,198	$14,536	$9,319	$7,253
Commercial activities	2,497	2,090	1,029	1,092
General and administrative expenses(1)	5,490	5,267	2,496	2,452
Operating loss	25,185	21,893	12,844	10,797
Financial expenses (income), net	472	(12,448)	2,211	(16,833)
Loss before taxes on income	25,657	9,445	15,055	(6,036)
Taxes on income		100		74
Net loss	$25,657	$9,545	$15,055	$(5,962)

(1)	Includes share-based compensation expense as follows:

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
	(unaudited, in thousands)		(unaudited, in thousands)
Research and development, net	$613	$736	$419	$507
Commercial activities	(177)	634	(355)	434
General and administrative expenses	785	1,040	258	378
Total share-based compensation	$1,221	$2,410	$322	$1,319

Research and development expenses

Research and development expenses increased by approximately $2.7 million to $17.2 million in the six months ended June 30, 2020 from $14.5 million in the six months ended June 30, 2019. The increase was attributable mainly to a $1.3 million increase in clinical activities relating to both our Phase 3 and GDA 201 clinical programs, an increase of $0.9 million in salaries and benefits, consisting primarily of additional headcount focused on clinical development, a decrease of $0.3 million in royalty-bearing grants from the IIA, and an increase of $0.1 million in other expenses.

Commercial activities

Our commercial organization was established in 2019 and its expenses increased by approximately $0.4 million to $2.5 million for the six months ended June 30, 2020 compared to $2.1 million for the six months ended June 30, 2019. The increase was attributable mainly to a $1.1 million increase in professional services offset by $0.7 million in non-cash expenses related to share base compensation

General and administrative expenses

General and administrative expenses increased by approximately $0.2 million to $5.5 million in the six months ended June 30, 2020, up from $5.3 million in the six months ended June 30, 2020. The increase was attributable mainly to a $0.8 million increase in professional services expenses and other expenses associated with being a publicly-traded company offset by $0.3 million in non-cash expenses related to share based compensation and a $0.3 million decrease in other expenses.

Finance income, net

Finance expenses (income), net, increased by approximately $12.9 million to $0.5 million in expenses in the six months ended June 30, 2020, compare to $12.4 million in expenses in the six months ended June 30, 2019. The increase in finance expenses was primarily due to a $12.8 million increase in non-cash expenses resulting from revaluation of warrants owned by our shareholders, a decrease of $0.4 million in cash management and a $0.1 million decrease in non-cash revaluation expenses of the Israeli Innovation Authority royalty-bearing grant liability offset by a $0.4 million decrease in non-cash expenses related to IFRS 16 accounting standard and other expenses.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the six months ended June 30, 2020, we incurred net losses of $25.7 million, and net cash used of $ $22.8 million was used in our operating activities. As of June 30, 2020, we had working capital of $77.3 million, and an accumulated deficit of $229 million. Our principal sources of liquidity as of June 30, 2020 consisted of cash and cash equivalents, and short-term deposits of $88.6 million.

Capital resources

Overview

Through June 30, 2020, we have financed our operations primarily through private placements of equity securities and through the grants received from the IIA. Since November 2019, we have also financed our operations through the proceeds of our public offerings, including $63.9 million in proceeds from the May 2020 issuance of our ordinary shares, net of issuance expenses.

Cash flows

The following table summarizes our statement of cash flows for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
	2020	2019
	(unaudited, in thousands)
Net cash provided by (used in)
Operating activities	$(22,779)	$(17,320)
Investing activities	6,442	14,862
Financing activities	63,085	(826)

Net cash used in operating activities

The cash used in operating activities during the aforementioned periods resulted primarily from our net losses incurred during such periods, as adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net losses for non-cash items mainly consisted of fair value adjustment of warrants, revaluation of the liability to the IIA and share-based compensation.

Net cash used in operating activities was $22.8 million during the six months ended June 30, 2020, compared to $17.3 million used in operating activities during the six months ended June 30, 2019. The $5.5 million increase in cash used was attributable primarily to an increase in our cash burn rate from operating activities.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $6.4 million during the six months ended June 30, 2020, compared to $14.9 million provided during the six months ended June 30, 2019. The $8.5 million increase in cash provided is primarily related to the sale and maturity of available for sale assets during 2020 and 2019 offset by a $6.2 million increase in purchase of equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $63.1 million during the six months ended June 30, 2020, compared to $0.8 million used in financing activities during the six months ended June 30, 2019. The increase is primarily related to $63.9 million in proceeds from the issuance of our ordinary shares, net of issuance expenses.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (i) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (ii) changes in the estimate could have a material impact on our financial condition or results of operations.

Government Grants from the Israeli Innovation Authority (formerly the Office of the Chief Scientist)

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing revenue. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the liability recognized will be repaid based on our best estimate of future sales and, if not, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses. See note 2—“Government Investment Grants” of the accompanying unaudited consolidated financial statements.

Share-Based Compensation

We account for our equity-based compensation for employees in accordance with the provisions of IFRS 2 “Share-based Payment,” which requires us to measure the cost of equity-based compensation based on the fair value of the award on the grant date.

For option grants prior to our initial public offering, or IPO, we selected the binominal pricing model as the most appropriate method for determining the estimated fair value of our equity-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date and classify these amounts in our consolidated financial statements based on the department to which the related employee reports.

Our determinations of the grant date fair value of options using the binomial model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the fair value of our share price as of the grant date, the expected volatility of our share price over the expected term of the options (estimated using historical data of comparable companies), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares):

Grant Date	Amount Granted	Type of Shares
April 24, 2020	35,000	Ordinary Shares
February 24, 2020	363,200	Ordinary Shares
January 12, 2020	85,000	Ordinary Shares
November 12, 2019	62,000	Ordinary Shares
July 8, 2019	183,500	Ordinary Shares
June 4, 2019	138,000	Ordinary Shares
March 14, 2019	316,800	Ordinary Shares
January 7, 2019	90,000	Ordinary Shares
October 30, 2018	65,000	Ordinary Shares
July 23, 2018	90,000	Ordinary Shares
July 20, 2018	195,056	Ordinary Shares
May 14, 2018	401,921	Ordinary Shares
December 28, 2017	606,574	Ordinary Shares
November 16, 2017	416,574	Ordinary Shares
March 2, 2017	134,800	Ordinary Shares
March 2, 2017	178,067	Ordinary C Shares

Prior to our IPO, the fair value of our ordinary shares was determined by our management with the assistance of an appraiser and was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. For options granted after our IPO, the fair value of our ordinary shares is determined as the closing price of our ordinary shares as reported on The Nasdaq Global Market on the grant date. The assumptions used in our valuation model are based on future expectations combined with management’s judgment, and considered a number of objective, complex and subjective factors to determine the best estimate of the fair value of our ordinary shares, including contemporaneous and retrospective valuations of our ordinary shares performed by an unrelated valuation specialist, valuations of comparable peer companies, operating and financial performance, the lack of liquidity of our share capital, and general and industry specific economic outlook. Based on the fair value of our ordinary shares as of June 30, 2020 and June 20, 2019, the intrinsic value of the awards outstanding as of June 30, 2020 and June 30, 2019 was $2.1 million and $4.9 million, respectively.

The dates of our valuations historically did not always coincide with the dates of our share-based compensation grants. In such instances, management’s estimates were based on the most recent valuation of our ordinary shares. For grants occurring between valuation dates, for financial reporting purposes, we used the closest valuation date before the grant, as we believed that the ordinary share valuation represented the valuation at the date of grant. The following table lists the valuation dates of our ordinary shares:

Valuation Date	Type of Shares	Fair Value per Share in Dollars
June 30, 2018	Ordinary Shares	$6.90
December 31, 2017	Ordinary Shares	$4.90
March 31, 2017	Ordinary Shares	$5.40
March 31, 2017	Ordinary C Shares(1)	$6.20

We determined our ordinary share value as of June 30, 2018 and December 31, 2017 using the income approach. The income approach estimates the aggregate enterprise value of our company based on the present value of future estimated cash flows. Cash flows are estimated for future periods based on projected revenue and costs. These future cash flows are discounted to their present values using an appropriate discount rate. The discounted projected cash flows are summed together to arrive at an indicated aggregate enterprise value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the weighted-average cost of capital based on company industry peers as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. In estimating our projected revenues, we used data from bone marrow registries such as the European Society for Blood and Marrow Transplantation and from the Center for International Blood and Marrow Transplant Research.

We then allocated the estimated enterprise value among different classes of our equity by applying the Probability Weighted Expected Return method, which was based on potential exit events from a strategic acquirer or initial public offering. The Probability Weighted Expected Return method requires significant assumptions, including, in particular, the probability that such exit scenarios will occur, the time until investors in our company would experience an exit event, and the volatility of our shares (which we determine based on public companies with business and financial risks comparable to our own).

We applied a discount to the resulting valuation due to the lack of marketability of our ordinary shares. We calculated this using an Asian put option model. The significant assumptions involved were the same as described above. Since our initial public offering, the fair value of our ordinary shares has been determined based on the closing price of our ordinary shares on the Nasdaq Global Market.

Liability Related to Certain Warrants

We issued certain warrants to investors in connection with our financings to date. We accounted for these warrants according to the provisions of IAS 32, “Financial instruments – presentation,” based on the anti-dilution protections provisions and cashless exercise mechanism contained in the warrants agreements. We classified the warrants as non-current liabilities, measured at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in our statement of comprehensive loss as financial income or expense.

As of June 30, 2020, we estimated the fair value of these warrants using a Black-Scholes option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

●	Risk-free Interest Rate. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the warrants.

●	Volatility. The expected share price volatility was based on the historical equity volatility of the ordinary shares of comparable companies that are publicly traded with adjustments to reflect our capital structure.

●	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Recent Accounting Pronouncements

See note 4 of the accompanying unaudited consolidated financial statements for the six months ended June 30, 2020.

Internal Control over Financial Reporting

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our ordinary shares. Pursuant to Section 404 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have completed the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. Based on this process, our management concluded that the Company’s internal controls over financial reporting were effective as of June 30, 2020.

JOBS Act

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D-Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2019, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended, and the section entitled “Risk Factors” in the Prospectus Supplement dated May 18, 2020, filed with the SEC pursuant to the U.S. Securities Act of 1933, as amended. These risks and uncertainties include factors relating to:

●	the timing and conduct of our clinical trials of omidubicel, GDA-201 and our other product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

●	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of omidubicel, GDA-201 and our other product candidates;

●	the Company’s ability to maintain operations, development programs, clinical trials and to raise capital as a result of the COVID-19 pandemic;

●	our plans regarding utilization of regulatory pathways that would allow for accelerated marketing approval in the United States, the European Union and other jurisdictions;

●	our expectations regarding timing for application for and receipt of regulatory approval for any of our product candidates;

●	our recurring losses from operations, which raised substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

●	our ongoing and planned discovery and development of product candidates;

●	our expectations regarding future growth, including our ability to develop, and obtain regulatory approval for, new product candidates;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our plans to develop and commercialize our product candidates;

●	our estimates regarding the market opportunity for our product candidates;

●	our ability to maintain relationships with certain third parties;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	our planned level of capital expenditures;

●	our expectations regarding licensing, acquisitions and strategic partnering;

●	our expectations regarding the maintenance of our foreign private issuer status;

●	the impact of government laws and regulations; and

●	our expectations regarding the maintenance of our foreign private issuer status; and

●	the impact of government laws and regulations.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.